UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)

                                    Firecom, Inc.
               --------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
               --------------------------------------------------------
                            (Title of Class of Securities)

                                     318157 10 4
               --------------------------------------------------------
                                    (CUSIP NUMBER)

                                     Paul Mendez
                                  c/o Firecom, Inc.
                                  39-27 59th Street
                               Woodside, New York 11377
                                    (718) 899-6100
               --------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 25, 1996
               --------------------------------------------------------
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

      CUSIP No.  318157 10 4                         Page  2  of  10  Pages

      -----------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Paul Mendez
       ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [ ]
       ----------------------------------------------------------------------
        3   SEC USE ONLY

       ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 PF
       ----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
       ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
       ----------------------------------------------------------------------
      NUMBER         7   SOLE VOTING POWER

      SHARES                 2,809,645 shares
                   ----------------------------------------------------------
      BENEFICIALLY   8   SHARED VOTING POWER

      OWNED BY                0
                   ----------------------------------------------------------
      EACH           9   SOLE DISPOSITIVE POWER

      REPORTING               599,802 shares
                   ----------------------------------------------------------
      PERSON WITH   10   SHARED DISPOSITIVE POWER

                              0
       ----------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,809,645 shares
       ----------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
       ----------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.2%
       ----------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

                 IN
       ----------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 amends the
     Schedule 13D of Paul Mendez, dated May 3, 1991, as amended by Amendment No. 1 to the Schedule 13D of Paul Mendez, dated November 14, 1991 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D of Paul Mendez, dated December 21, 1992 ("Amendment No. 2"), and Amendment No. 3 to the
     Schedule 13D of Paul Mendez, dated October 12, 1995 ("Amendment No. 3"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Company").

     This Amendment No. 4 is the first amendment filed by Mr. Mendez since the Company has become subject to mandated electronic filing and, therefore, pursuant to Rule 13d-2(c) under the Exchange Act, this Amendment No. 4 restates the entire text of the Schedule 13D of Paul Mendez.


     ITEM 1.   SECURITY AND ISSUER
               -------------------

          The class of equity securities to which this statement relates are the shares of common stock, par value $.01 per share, of Firecom, Inc. (the "Company"), a New York corporation, which has its principal executive offices at 39-27 59th Street, Woodside, New York 11377.

     ITEM 2.   IDENTITY AND BACKGROUND
               -----------------------

          (a)  Name:  Paul Mendez.
               ----

          (b)  Business Address:   c/o Firecom, Inc.
               ----------------    39-27 59th Street
                                   Woodside, New York 11377

          (c)  Present Principal Occupation:  Chairman of  the Board, President
               ----------------------------
               and Chief Executive Officer of Firecom, Inc., located at the above address.

          (d)  Criminal Proceedings:  Mr.  Mendez has not, during the  last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Civil Proceedings:  Mr.  Mendez, during the last five  years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:   Mr.  Mendez is a  citizen of the  United States of
               -----------
               America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS
               --------------------------

               See Item 4.

     ITEM 4.   PURPOSE OF THE TRANSACTION
               --------------------------

               On May 3, 1991, Mr. Mendez was granted irrevocable proxies to vote all shares beneficially owned (i) by Naomi Barotz, Nathan Barotz, and Celia Barotz (the "Barotz Group") totalling 345,000 shares (the "Barotz Proxy Shares") or approximately 6.9% of the Company's then outstanding shares, and (ii) by Orhan Sadik-Khan, for himself and for Dr. Ildar Idris, Karim Sadik-Khan, Janette Sadik-Khan, Karen Sadik-Khan, Jan Sadik-Khan and Kadria Sadik-Khan (the "Sadik-Khan Group"), totalling 690,903 shares (the
     "Sadik-Khan Proxy Shares") of approximately 13.8% of the Company's then outstanding shares, in return for which Mr. Mendez agreed to initiate and pursue a proxy contest to seek to replace the Board of Directors of the Company and to expend funds in such undertaking. The proxy contest was successful. In July 1991, Mr. Mendez and his nominees were elected as the Board of Directors of the Company and Mr. Mendez was elected President and Chief Executive Office of the Company. Multiplex Electrical Services, Inc., 25 East 21st Street, New York, New York 10010, was the source of payment for such expenditures, but the Company, after shareholder ratification, agreed to reimburse such expenditures.

               The purpose of the transaction was to facilitate Mr. Mendez' efforts to improve the value of the shares held by the shareholders of the Company through a change in management of the Company.

               On November 14, 1991, Mr. Mendez entered into a letter agreement with Peter S. Barotz and Orhan I. Sadik-Khan for the purpose of extending the irrevocable proxies granted under the May 3, 1991 agreement through the next two annual meetings of the Company.

               On December 21, 1992, Mr. Mendez and Firecom Holdings, L.P. ("Firecom Holdings") entered into a letter agreement (the "December 1992 Agreement") with Peter S. Barotz and Orhan I. Sadik-Khan, pursuant to which, among other things, the parties agreed that (i) during such time as not less than 240 shares of the Company's Series A Preferred Stock (the "Preferred Stock") continued to be held by Firecom Holdings, all shares of Common Stock held by Mr. Mendez, the Barotz Group and the Sadik-Khan Group shall be voted so that the Board of Directors of the Company shall consist of six persons elected by the holders of the Common Stock as follows: Mr. Sadik-Khan (or his designee), Mr. Barotz (or his designee), Mr. Mendez and three persons designated by Mr. Mendez and that the director appointed by the holder(s) of the Preferred Stock will be a person designated by Mr.
     Mendez, (ii) the voting agreement summarized in the immediately preceding clause (i) shall terminate if, as of the end of any quarter (as reflected in the Company's periodic reports filed with the Securities and Exchange Commission), the Company has on hand $800,000 plus sufficient additional cash and/or cash equivalents to redeem sufficient shares of Preferred Stock so that fewer than 240 shares of Preferred Stock would continue to be outstanding and such redemption would not violate the terms of the

     Company's arrangements with its lenders, (iii) neither the Barotz Group nor the Sadik-Khan Group may transfer or otherwise dispose of any shares of Common Stock (except as expressly permitted by the December 1992 Agreement) without providing Mr. Mendez a right of first refusal to purchase such shares on the same terms and conditions, (iv) neither Mr. Mendez nor any partnership of which he is a general partner, may transfer or otherwise dispose of any shares of Common Stock (except as expressly permitted by the December 1992 Agreement) without providing the Barotz Group and the Sadik-Khan Group with a similar right of first refusal and (v) the December 1992 Agreement may be terminated by any party thereto if the Company shall report, after December 21, 1992, losses from operations during each of two fiscal years.

               On May 11, 1992, Martha Barotz acquired 5,000 shares which are subject to the proxy given to Paul Mendez and are included in the Barotz Proxy Shares.

               In July 1995, the Company and certain members of the May family (the "Selling Stockholders") entered into an Option and Escrow Agreement, dated as of July 18, 1995 (the "Option and Escrow Agreement") pursuant to which Paul Mendez was given an irrevocable proxy to vote 536,494 shares of Common Stock (the "Option Shares"). This transaction was entered into at the time the members of the May family sold other shares of Common Stock held by them.

               On September 30, 1995, Mr. Mendez entered into an agreement with Harry Scherzer by which Mr. Scherzer gave Mr. Mendez an irrevocable proxy to permit Mr. Mendez to vote 125,347 shares of Common Stock owned by him (the "Harry Scherzer Shares") for all periods through December 31, 1999.

               On September 30, 1995, Mr. Mendez also entered into an agreement with Jenny Scherzer by which Jenny Scherzer gave Mr. Mendez an irrevocable proxy to permit Mr. Mendez to vote 125,347 shares of Common Stock owned by her (the "Jenny Scherzer Shares") for all periods through December 31, 1999.

               On or about October 12, 1995, Firecom Holdings, L.P., a Delaware limited partnership ("Firecom Holdings"), distributed the 633,333 shares of common stock of the Company previously held by it (the "Firecom Holdings Distribution") to the partners of Firecom Holdings as follows:

               Paul Mendez                   125,347
               Carol Mendez                  125,347
               Harry Scherzer                125,347
               Jenny Scherzer                125,347
               Peter Barotz Family Trust      65,973
               Sadik-Khan Family Trust        65,972

               This distribution was made as a result of an agreement among the partners to distribute such shares for personal reasons. The shares of Common Stock distributed to the Peter Barotz family trust are subject to the proxy given to Mr. Mendez by the Barotz Group and, as such, are added to the Barotz Proxy Shares. In addition, the shares of Common Stock distributed to the Sadik-Khan family trust are subject to the proxy given to Mr. Mendez by the Sadik-Khan Group and, as such are added to the Sadik-Khan Proxy Shares.

               In addition, on or about October 12, 1995, Gramercy Realty Associates, a New York general partnership ("Gramercy"), distributed 528,214 shares of Common Stock previously held by it (the "Gramercy Distribution") to the partners of Gramercy as follows:

               Paul Mendez                   132,054
               Carol Mendez                  132,053
               Harry Scherzer                132,054
               Jenny Scherzer                132,053

               This distribution was made as a result of an agreement among the partners to distribute such shares for personal reasons.

               In connection with the Gramercy Distribution, Mr. Mendez became the sole general partner of Firecom Holdings and thus is the beneficial owner of warrants held by Firecom Holdings to purchase 500,000 shares of common stock of the Company (the "Firecom Holdings Warrants").

               On or about October 12, 1995, the Retirement Plan of Multiplex Electrical Services, Inc. ("Multiplex"), the former holder of 85,000 shares of Common Stock of Firecom, Inc., transferred those 85,000 shares (the "IRA Shares") to an Individual Retirement Account in the name of Paul Mendez. This transaction was accomplished in connection with the liquidation of the Multiplex Retirement Plan.

               On October 25, 1996, Mr. Mendez entered into a purchase agreement with Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex (the "Scherzer Purchase Agreement") pursuant to which, among other things, Mr. Mendez purchased 257,401 shares of Common Stock and 19.8% of Firecom Holdings from Harry and Jenny Scherzer in consideration for approximately $100,000 in cash from personal funds and a promissory note in the approximate amount of $318,500. Amounts due under the promissory note will be paid out of the personal funds of Mr. Mendez. Included in the 257,401 shares of Common Stock purchased by Mr. Mendez were the Harry Scherzer Shares and the Jenny Scherzer Shares for which Mr. Mendez already had proxies to vote.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

          Sole Dispositive Power:
          ----------------------

                    Shares owned as result of Firecom
                           Holdings Distribution               125,347
                    Shares owned as result of
                           Gramercy Distribution               132,054
                    IRA Shares                                  85,000
                    Shares purchased under the
                           Scherzer Purchase Agreement         257,401

          Voting Power Only:
          -----------------

                    Barotz Proxy Shares                   415,973
                    Sadik-Khan Proxy Shares               757,376
                    Option Shares                         536,494
                    Firecom Holdings Warrants             500,000
                    -------------------------            --------
          TOTAL                                         2,809,645

     ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
               -----------------------------------------------------------------
               RESPECT TO SECURITIES OF THE COMPANY
               ------------------------------------

               See Item 4.

               Agreement dated May 3, 1991, by and among Mr. Mendez, the Barotz Group and the Sadik-Khan Group, granting irrevocable proxies to Mr. Mendez.

               Letter Agreement dated November 14, 1991, by and among Mr. Mendez, Firecom Holdings, Orhan I. Sadik-Khan and Peter S. Barotz extending the irrevocable proxies granted in the above agreement through the Company's next two annual meetings of shareholders.

               Letter Agreement dated December 21, 1992, by and among Mr. Mendez, Firecom Holdings, Orhan I. Sadik-Khan and Peter S. Barotz, setting forth, among other things, the composition of the Board of Directors of the Company during such time, generally, as not less than 240 shares of Preferred Stock continue to be held by Firecom Holdings, a right of first refusal procedure in the event the Barotz Group, the Sadik-Khan Group or Mr. Mendez desire to make certain transfers of Common Stock and termination provisions in the event the Company reports losses from operations during each of two fiscal years.

               Stock Appreciation Rights Agreement dated as of December 31, 1992 between the Company and Mr. Mendez, pursuant to which, among other things,

     Mr. Mendez, in connection with his employment as Chairman of the Board and Chief Executive Officer of the Company, was granted the right to receive, in cash, the appreciation value (the "Appreciation Rights") with respect to 500,000 shares of Common Stock. Such Appreciation Rights are exercisable in pro rata installments over a five year period and have initial value prices ranging from $.25 to $1.50 per share.

               Option and Escrow Agreement, dated July 18, 1995. Under the terms of the Option and Escrow Agreement, on September 1, 1998 each Selling Shareholder has the right, but not the obligation, to require the Company to purchase, in whole or in part, his or her Option Shares at a price of $1.10 per share. This "put" option is conditional upon the Company meeting certain financial targets. At any time under the Option Agreement, the Company shall have the right, but not the obligation, to purchase all of the Option Shares, in whole or in part, at a purchase price of $1.25 per share. Payment for the Option Shares upon exercise of the "put" or "call" option shall be 1/2 by cash and 1/2 by issuance of a five-year, interest-bearing note. The notes issued upon purchase of the Option Shares will be secured by a pledge by the Company of shares of its Common Stock. The Selling Shareholders delivered to the Company irrevocable proxies to permit Mr. Mendez to vote the Option Shares until the expiration of the Option Agreement.

               Agreement, dated September 30, 1995, between Mr. Mendez and Harry Scherzer pursuant to which Mr. Scherzer gave Mr. Mendez an irrevocable proxy to vote the Harry Scherzer Shares through December 31, 1999.

               Agreement, dated September 30, 1995, between Mr. Mendez and Jenny Scherzer pursuant to which Jenny Scherzer gave Mr. Mendez an irrevocable proxy to vote the Jenny Scherzer Shares through December 31, 1999.

               Scherzer Purchase Agreement, dated as of October 25, 1996, by and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex pursuant to which, among other things, Mr. Mendez purchased 257,401 shares of Common Stock and 19.8% of Firecom Holdings from Harry and Jenny Scherzer. Included in the 257,401 shares of Common Stock purchased by Mr. Mendez were the Harry Scherzer Shares and the Jenny Scherzer Shares for which Mr. Mendez already had proxies to vote.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
               --------------------------------

               Exhibit A: Agreement dated May 3, 1991, by and among Mr. Mendez, the Barotz Group and the Sadik-Khan Group (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended).

               Exhibit B: Letter Agreement dated November 14, 1991, by and among Mr. Mendez, Firecom Holdings LP, Orhan I. Sadik-Khan, and Peter S. Barotz (incorporated by reference to Exhibit B of Amendment No. 1 to the
     Schedule 13D).

               Exhibit C: Letter Agreement dated December 21, 1992, by and among Mr. Mendez, Firecom Holdings, Orhan I. Sadik-Khan, and Peter Barotz (incorporated by reference to Exhibit C of Amendment No. 2 to the Schedule
     13D).

               Exhibit  D:   Stock  Appreciation  Rights Agreement  dated  as of
     December 31, 1992 between Mr. Mendez and the Company (incorporated by reference to Exhibit D of Amendment No. 2 to the Schedule 13D).

               Exhibit E: Option and Escrow Agreement dated as of June 21, 1995 between the Company and certain members of the May family (incorporated by reference to Exhibit E of Amendment No. 3 to the Schedule 13D).

               Exhibit F:   Proxy dated  as of  September 30,  1995 between  Mr.
     Mendez and Harry Scherzer (incorporated by reference to Exhibit F of Amendment No. 3 to the Schedule 13D).

               Exhibit G:   Proxy  dated as  of September  30, 1995  between Mr.
     Mendez and Jenny Scherzer (incorporated by reference to Exhibit G of Amendment No. 3 to the Schedule 13D).

               Exhibit H:   Purchase Agreement, dated as of October 25, 1996, by
     and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex.

     SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


     Dated:  October 31, 1996
             ----------


                                           /s/ Paul Mendez
                                          -----------------
                                          Paul Mendez

                               EXHIBIT INDEX

          Exhibit     Description
          -------     -----------

            H Purchase Agreement, dated as of October 25, 1996, by and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex.